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SECURITIESA 10035526 ...SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2010
Washington, DC 105

SEC FILE NUMBER
8- 68215

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2009 (MM/DD/YY) AND ENDING DECEMBER 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CQ SOLUTIONS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 KINGS STREET
(No. and Street)

CHAPPAQUA	NEW YORK	10514
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PIERRE WOLF 914-238-2045
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARKS PANETH & SHRON LLP
(Name – *if individual, state last, first, middle name*)

622 THIRD AVENUE	NEW YORK	NEW YORK	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/19/2010

OATH OR AFFIRMATION

I, PIERRE WOLF, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CQ SOLUTIONS LLC, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

MARK ZUCKERMAN
Notary Public, State of New York
No. 01ZU6123083
Qualified in Westchester County
Term Expires February 28, 2013

Signature

CEO

Title

3/1/10

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (o) Independent Auditors' report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CQ SOLUTIONS, LLC

INDEPENDENT AUDITORS' REPORT
PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2009

CONTENTS

Pursuant to Rule 17a-5 of the SEC, the Company's annual report as of December 31, 2009 is available for examination and copying at the principal office of the Company and at the New York regional office of the SEC.



Marks Paneth & Shron LLP
Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

To the Member
CQ Solutions, LLC

We have audited the accompanying statement of financial condition of CQ Solutions, LLC (A limited liability company) as of December 31, 2009, and the related statements of operations, changes in member's equity and cash flows for the period February 20, 2009 (inception) through December 31, 2009 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act (CEAct). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CQ Solutions, LLC at December 31, 2009, and the results of its operations and its cash flows for the period February 20, 2009 (inception) through December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934 and the regulations under the CEAct. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marks Paneth & Shron LLP

New York, NY
February 25, 2010

622 THIRD AVENUE
NEW YORK, NY 10017-6701
P. 212.503.8800 F. 212.370.3759
WWW.MARKSPANETH.COM

MANHATTAN
LONG ISLAND
WESTCHESTER
CAYMAN ISLANDS

ASSOCIATED WORLD WIDE
WITH JHI



CQ SOLUTIONS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$	323,481
Receivable from broker		100,000
Investment in limited liability company		120,000
Software and leasehold improvements, at cost, less accumulated amortization of $9,619		95,525
Other assets		10,176
	$	649,182

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accrued expenses	$	79,785
Member's Equity		569,397
	$	649,182

See notes to financial statements.

CQ SOLUTIONS, LLC

STATEMENT OF OPERATIONS

FOR THE PERIOD FROM FEBRUARY 20, 2009 (INCEPTION) TO DECEMBER 31, 2009

REVENUES	
Interest income	$ 745
EXPENSES	
Employee compensation and benefits	55,906
Occupancy	23,500
Professional fees	116,839
Regulatory fees	14,993
Other operating expenses	100,110
Total Expenses	311,348
NET LOSS	$ (310,603)

See notes to financial statements.

CQ SOLUTIONS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE PERIOD FROM FEBRUARY 20, 2009 (INCEPTION) TO DECEMBER 31, 2009

Member's contributions	$	880,000
Net loss		(310,603)
Member's Equity at December 31, 2009	$	569,397

See notes to financial statements.

CQ SOLUTIONS, LLC

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM FEBRUARY 20, 2009 (INCEPTION) TO DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(310,603)
Adjustments to reconcile net loss to net cash used in operating activities		
Amortization		9,619
Decrease (increase) in assets:		
Receivable from broker		(100,000)
Other assets		(10,176)
Increase in accrued expenses		79,785
Net Cash Used in Operating Activities		(331,375)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of leasehold improvements		(5,144)
Net Cash Used in Financing Activities		(5,144)
CASH FLOWS FROM FINANCING ACTIVITIES		
Member's contributions		660,000
Net Cash Provided by Financing Activities		660,000
NET INCREASE IN CASH		323,481
Cash at Inception		-
Cash at December 31, 2009	$	323,481
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Period for:		
Interest	$	-
Income taxes	$	-

NONCASH INVESTING AND FINANCING ACTIVITIES

On September 23, 2009, Corridor-Real LLC merged into CQ Solutions, LLC and $220,000 of software and an investment in a limited liability company was contributed as capital.

See notes to financial statements.

CQ SOLUTIONS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

1. ORGANIZATION AND NATURE OF BUSINESS

CQ Solutions, LLC (the "Company"), (A Wholly-Owned Subsidiary of Corridor Quadrant, LLC) (the "Parent Company"), is a Delaware Limited Liability Company that was formed on February 20, 2009 and commenced operations in 2009.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulation Authority (FINRA) and registered as an introducing broker with the National Futures Association (NFA).

On September 23, 2009, Corridor–Real LLC and CQ Real Solutions LLC (the "LLC's") were merged into the Company pursuant to an agreement of merger between the three entities. All of the assets of the LLC's were transferred to the Company and consisted of an investment in a limited liability company with a fair value of $120,000 and software with a cost of $100,000.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Depreciation and Amortization

Depreciation and amortization are provided on both the straight-line method and accelerated methods over the estimated useful lives of the assets.

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

Income Taxes

The Company is not subject to federal or state income taxes. The profit or loss of the Company passes directly to the member for income tax purposes.

The Company has adopted the provisions of FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainties in Income Taxes - an interpretation of FASB Statement No. 109," now incorporated in ASC 740, which provide standards for establishing and classifying any tax provisions for uncertain tax positions and recognizing any interest and penalties. The adoption of FIN 48 did not have an effect on the Company's financial position as of January 1, 2009 or the Company's results of operations and cash flows for the year ended December 31, 2009. The member of the Company is no longer subject to tax examinations by the federal, state and local taxing authorities for years before 2006.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurement

Fair value measurements are based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, a fair value hierarchy prioritizes observable and unobservable inputs used to measure fair value into three levels, as described in Note 5.

Subsequent Events

Management has evaluated, for potential financial statement recognition and/or disclosure, events subsequent to the date of this balance sheet through February 25, 2010, which is the date that the financial statements were available to be issued.

3. SOFTWARE AND LEASEHOLD IMPROVEMENTS

Software and Leasehold Improvements consists of the following at December 31, 2009:

Software	$ 100,000
Leasehold Improvements	5,144
	105,144
Less accumulated amortization	9,619
	$ 95,525

4. RELATED PARTY TRANSACTIONS

The Parent Company paid for certain operating expenses of the Company in the amount of $85,766 during 2009. The amount was fully repaid by the Company at December 31, 2009.

5. FAIR VALUE MEASUREMENTS

The fair value hierarchy under ASC 820, defines three levels as follows:

Level 1: Valuations based on quoted prices (unadjusted) in an active market that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Valuations based on observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in inactive markets; or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data.

Level 3: Valuations based on unobservable inputs are used when little or no market data is available. The fair value hierarchy gives lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk (or other parties such as Counterparty in a swap) in its assessment of fair value.

The Company's Investment in Real Estate Analytics, LLC is valued at $120,000 as a Level 3 investment at December 31, 2009. The fair value was determined using management's inputs and assumptions. The investment is a non-allowable asset, pending independent appraisal.

The reconciliation for the year of the investment in Real Estate Analytics, LLC measured at estimated fair value classified as Level 3 is as follows:

Merger, September 23, 2009	$120,000
Purchases	-
Balance at December 31, 2009	$120,000

6. COMMITMENTS

The Company leases office space in Chappaqua, New York. The lease commenced on May 1, 2009 and expires April, 2011. Rent expense for the year ended December 31, 2009 is 23,500.

6. COMMITMENTS (Continued)

As of December 31, 2009, the aggregate future minimum annual commitments for operating leases are as follows:

2010	$ 20,000
2011	10,000
	$ 30,000

7. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, except for the twelve months after commencing operations, for which it shall not exceed 8 to 1. The Company is also subject to the Commodity Futures Trading Commission's (CFTC's) minimum financial requirements (Regulation 1.17), which require that the Company maintain net capital, as defined, equal to or in excess of $100,000.

At December 31, 2009, the Company's net capital of $343,872 exceeded required net capital of $100,000 by $243,872 and the ratio of aggregate indebtedness to net capital was .23 to 1.

Under the exemptive provisions of rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers.

CQ SOLUTIONS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2009

NET CAPITAL		
Total member's equity qualified for net capital	$	569,397
Deductions and/or credits		
Nonallowable assets:		
Software and leasehold improvements (net of accumulated amortization)		95,525
Investment in limited liability company		120,000
Other assets		10,000
		225,525
NET CAPITAL	$	343,872
AGGREGATE INDEBTEDNESS		
Accounts payable, accrued expenses and other	$	79,786
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required ($100,000 or 6-2/3% of aggregate indebtedness)	$	100,000
Excess net capital	$	243,872
Ratio of aggregate indebtedness to net capital		.23:1

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of Form X-17A-5 as of December 31, 2009).

Net capital, as reported in the Company's Part IIA (unaudited) FOCUS Report	$	343,872
Audit adjustments to nonallowable assets		210,514
Audit adjustments to member's equity		(210,514)
Net capital per above	$	343,872